Exhibit 99.1

Custodian Ventures Announces 9.9% Ownership Interest in Oxbridge Re Holdings Limited

NEW YORK, July 13, 2021, Custodian Ventures LLC (together with its affiliates, “Custodian Ventures” or “we”), today filed a Schedule 13D announcing its acquisition of approximately 9.9% of the ordinary shares outstanding of Oxbridge Re Holdings Limited (NASDAQ: OXBR) (“Oxbridge Re” or the “Company”). David E. Lazar, Chief Executive Officer of Custodian Ventures, issued the following statement:

“We have made a significant investment in Oxbridge Re because we believe the Company presents shareholders an exciting opportunity for meaningful value creation. I look forward to continuing to constructively engage with management and the Board of Directors to actively explore potential strategic options to maximize value for all Oxbridge Re shareholders.”

About Custodian Ventures

Custodian Ventures LLC is an investment fund specializing in reverse merger and other event-driven opportunities. Its Chief Executive Officer, David E. Lazar, brings domestic and international experience in operations, accounting, audit preparation, due diligence, capital restructuring, debt financing, and mergers and acquisitions.

Investor Contact Information:
David E. Lazar
David@activistinvestingllc.com